HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

**Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934
December 31, 2015**

STOCKHOLDER'S EQUITY	$ 2,767,186
LESS NONALLOWABLE ASSETS – Prepaid and other assets	(496,950)
NET CAPITAL	2,270,236
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,267,944)	84,530
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,185,706
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.56:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2015 quarterly Focus Part II A report filed on January 21, 2016.